5
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001098240
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  VeriSign, Inc.
  0001014473
  <IRS-NUMBER>94-3221585
</SUBJECT-COMPANY>
<PERIOD>12/31/02
5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Sclavos, Stratton D.
   487 East Middlefield Road


   Mountain View, CA  94043
2. Issuer Name and Ticker or Trading Symbol
   VeriSign, Inc. (VRSN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chairman of the Board,
   President and CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     85,600         I  by
                                                                                                                   EladhaPartnersLP
Common Stock                                                                                     24,173         D  Direct
Common Stock                                                                                     177,192        I  by
                                                                                                                   Sclavos1990RvTrst

Common Stock                                                                                     12,205         I  by
                                                                                                                   SclavosFmlyFndtn
Common Stock                                                                                     18,333         I  by
                                                                                                                   SclavosFmlyPrtnrs


Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $7.6719                                                                                 10/30/05
to buy)
Incentive Stock Option (right  $1.7500                                                                                 11/04/04
to buy)
Incentive Stock Option (right  $74.1880                                                                                12/29/07
to buy)
Non-Qualified Stock Option     $1.7500                                                                                 11/04/04
(right to buy)
Non-Qualified Stock Option     $7.6719                                                                                 10/30/05
(right to buy)
Non-Qualified Stock Option     $10.0800        05/24/02       A         600,000                           (1)          05/24/09
(right to buy)
Non-Qualified Stock Option     $12.3125                                                                                12/15/05
(right to buy)
Non-Qualified Stock Option     $12.7813                                                                                12/18/05
(right to buy)
Non-Qualified Stock Option     $22.7100        02/21/02       A         400,000                           (1)          02/21/09
(right to buy)
Non-Qualified Stock Option     $22.7100        02/21/02       A         200,000                           (1)          02/21/09
(right to buy)
Non-Qualified Stock Option     $37.0625                                                                                07/30/06
(right to buy)
Non-Qualified Stock Option     $42.7910                                                                                04/20/04
(right to buy)
Non-Qualified Stock Option     $59.4000                                                                                05/02/08
(right to buy)
Non-Qualified Stock Option     $74.1880                                                                                12/29/07
(right to buy)
Non-Qualified Stock Option     $55.9400                                                                                08/01/08
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   16,288                    16,288        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   27,133                    27,133        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   2,694                     2,694         D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   23,296                    23,296        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   65,409                    65,409        D   Direct
(right to buy)
Non-Qualified Stock Option     05/24/02  Common Stock                   600,000                   600,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   400,000                   400,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   800,000                   800,000       D   Direct
(right to buy)
Non-Qualified Stock Option     02/21/02  Common Stock                   400,000                                 D   Direct
(right to buy)
Non-Qualified Stock Option     02/21/02  Common Stock                   200,000                   600,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   400,000                   400,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   32,250                    32,250        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   100,000                   100,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   97,306                    97,306        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,225,000                 1,225,000     I   By Boutari
(right to buy)                                                                                                      Ventures

Explanation of Responses:

(1)
25% of the total options granted vest and become exercisable one year after the date of grant and thereafter with respect to 6.25% o
f the shares each quarter until fully vested.



SIGNATURE OF REPORTING PERSON
/S/ By: Donald T Rozak Jr, as attorney-in-fact
    For: Stratton D. Sclavos
DATE 02/12/03